

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2011

<u>Via Facsimile</u>
Mr. Paul Sarjeant
President and Chief Executive Officer
Grandview Gold Inc.
360 Bay Street, Suite 500
Toronto, Ontario, Canada M5H 2V6

> **Re: Grandview Gold Inc.**
> **Form 20-F/A1 for Fiscal Year Ended May 31, 2010**
> **Filed April 8, 2011**
> **File No. 000-51303**

Dear Mr. Sarjeant:

We have reviewed your filing and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F/A1 for Fiscal Year Ended May 31, 2010</u>

<u>Selected Financial Data, page 1</u>

1.   We note your response to prior comment two, in which you agreed, in future filings, to provide selected historical financial data for the five most recent financial years. However, we were unable to locate the additional disclosure in your recent amendment filed. As amendments to past filings are also considered "future filings," please update this information in your next amendment. Refer to Item 3(A)(1) of Form 20-F, for additional guidance.

<u>Operating and Financial Review and Prospects, page 30</u>

2.   We read your response to prior comment three. However, we were unable to locate where you included disclosure of your critical accounting estimates in this section.

Please refer to FRC 501.14 for additional guidance, and ensure corresponding disclosures of your critical accounting estimates are included in your next amendment.

Financial Statements, page 66

3.   We note your response to prior comment six, in which you agreed, in future filings, to eliminate the disclosure inconsistency that appears to exist between your indication here that "Item 18" was the financial statement item you elected to follow and, based on your actual disclosures, the appearance you elected "Item 17," which is also what you indicated on the cover page of your filing. As amendments to past filings are also considered "future filings," please revise your disclosure to eliminate this inconsistency in your next amendment.

Certifications, page 157

4.   We note your Chief Executive Officer's Section 302 certification and both officers' Section 906 certifications are dated April 8, *2010*, rather than April 8, *2011*. Please file a full amendment to your annual report on Form 20-F to include new, properly executed certifications, as required by Instructions as to Exhibits 12 and 13 to Form 20-F.

Signatures, page 163

5.   We note your President's signature accompanying your amendment was executed on April 8, *2010*, rather than April 8, *2011*. Please ensure your next amendment is appropriately executed as of, or on a date near, the filing of such amendment.

You may contact Donald F. Delaney, at (202) 551-3863, or Shannon F. Buskirk, at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3311, with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief